From: Walker, Christian
Sent: Wednesday, April 17, 2013 10:35 PM
To: stouts@sec.gov; GiordanoM@SEC.GOV
Cc: rbuckanavage@harvestcaps.com; Craig Kitchin (ckitchin@jmpcredit.com); Pangas, Harry S.
Subject: Harvest Capital Credit Corporation - Form N-2

Sheila and Matt:

In advance of our teleconference tomorrow morning, I am attaching a draft letter responding to certain additional comments issued on Harvest Capital Credit Corporation’s Form N-2 registration statement.  We look forward to speaking with you further in the morning and propose that we plan on convening the call at 9 a.m.  If that presents a problem, please let us know.  We can use the following dial-in information:

Dial-in: 866-341-1832
Passcode:  *8505928*

Please be sure to enter the asterisks before and after the passcode.

Regards,
Christian

R. Christian Walker | Associate

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0872 direct | 202.637.3593 facsimile
christian.walker@sutherland.com | www.sutherland.com

HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com

April __, 2013

VIA E-MAIL AND EDGAR

Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harvest Capital Credit Corporation Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-185672) filed on March 25, 2013

Dear Ms. Stout:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 16, 2013 regarding the above-referenced registration statement.  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

1.
Comment:  We refer to the proposed arrangement pursuant to which an affiliate of the Company’s investment adviser will pay a portion of the sales load in connection with the offering contemplated by the Company’s Form N-2 registration statement and the potential reimbursement obligation of the Company with respect thereto.  Please provide us with an analysis under Accounting Standard Codification (“ASC”) Topic 450 as to why a liability should not be accrued at this time by the Company in connection with the above-described reimbursement obligation.

Response:  The Company has determined that it is not appropriate at this time for it to record a liability relating to its potential obligation to reimburse the affiliate of its investment adviser, JMP Group, Inc. (“JMP Group”), in connection with the above-described arrangement given that such reimbursement obligation is not currently probable.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

U.S. Securities and Exchange Commission
April __, 2013

Specifically, under the arrangement, JMP Group will pay (the “Sales Load Payment”) to the underwriters involved in the initial public offering of shares of the Company’s common stock (the “IPO”) a portion of the sales load payable to them in connection therewith in an amount equal to (i) $2.5 million in the event that the Company raises $50 million or more in connection with the IPO or (ii) five-sixths of the total amount of the sales load in the event that the Company raises less than $50 million in connection with the IPO.  The Company will then be obligated to repay (a) 50% of this amount if on or after the one year anniversary of the closing of the IPO there ends a period of four consecutive calendar quarters in which the Company’s Pre-Incentive Fee Net Investment Income (as such term is defined in the Company’s Form N-2 registration statement) equals or exceeds on average 11.0% annualized of its net assets at the beginning of such period (as adjusted at month ends for any issuances or repurchases of shares of its common stock) and (b) any remaining unpaid portion of this amount if on or after the two year anniversary of the closing of the IPO there ends a period of four consecutive calendar quarters in which our Pre-Incentive Fee Net Investment Income equals or exceeds on average 11.0% annualized of its net assets at the beginning of such period (as adjusted at month ends for any issuances or repurchases of shares of our common stock).  The Company will also be obligated to repay this amount upon its liquidation.  If one or more of the events in the two preceding sentences does not occur on or before the three year anniversary of the IPO, the Company will not be obligated to repay any unpaid portion of this amount.

In determining that its reimbursement obligation under this arrangement is not currently probable, the Company considered its past performance history as well as the fact that the 11% hurdle was heavily negotiated with the lead underwriter for its IPO and purposely set at a level that will require near-perfect business execution on its part to achieve.

With respect to the Company’s past performance history, it is important to highlight the limited nature of such history – that is, the Company was only organized in February 2011 and did not commence investment operations until September 2011.  Moreover, even though the Company met the 11% hurdle for the fiscal year ended December 31, 2012 (i.e., its first full year of operations), the Company will operate under a very different set of operating constraints as a business development company (“BDC”)     subsequent to the IPO (i.e., as opposed to a private fund prior to the IPO) that will make it much more difficult for it to replicate such limited past performance history on a going forward basis, including the following:

•
The Company’s cost structure will be considerably higher as a public entity than as a private fund.  The Company estimates that general and administrative expenses will run at least $1 million more in the first year after the IPO than they were in 2012.  Thus, because the Company’s operating expenses will be much higher as a public company than as a private fund, exceeding the reimbursement hurdle will be more difficult to achieve and less likely to occur.

U.S. Securities and Exchange Commission
April __, 2013

•	The Company will have considerably more excess equity capital following the IPO than it did as a private fund prior to the IPO

•
The Company’s strategy is to originate lower middle market investments.  The timing of these investments is difficult to predict and often takes longer than planned.  As a private fund, the Company called capital from investors on an as-needed basis making deployment of capital more efficient and returns more predictable.  Because the Company will likely have more idle equity capital following the IPO than it had as a private fund prior to the IPO, the reimbursement hurdle will be more difficult to reach and less likely to occur.

•
To date, the Company has not had any investments with significant credit deterioration.  The Company cannot determine if any of its investments will have credit deterioration in the future.  However, to the extent that there is credit deterioration in its investments, exceeding the reimbursement the hurdle will be more difficult to reach and less likely to occur.

•
The Company will be restricted in its ability to incur debt as a result of the 200% asset coverage test applicable to BDCs under the Investment Company Act of 1940 (the “1940 Act”).  As a private fund, the Company used leverage in excess of such limit in order to enhance its investment returns.  The Company currently plans to employ even less leverage than permitted under the 1940 Act subsequent to the IPO.  Because the Company will employ less on a going forward basis than it did a private fund, exceeding the reimbursement hurdle will be more difficult to achieve and less likely to occur.

In light of the foregoing, the Company concluded that meeting or exceeding the reimbursement return hurdle is not probable at this time and, as a result, recording a liability for the potential reimbursement obligation relating thereto is not currently appropriate.

Notwithstanding the foregoing, it is also important to highlight that the Company’s SEC filings, including the IPO Form N-2 registration statement, will fully disclose the terms of its potential reimbursement obligation under the above-described arrangement.  As a result, investors will be fully apprised of the Company’s potential obligations thereunder in connection with making an investment decision to purchase shares of the Company’s common stock in connection with the IPO or otherwise.

Finally, as further support for the Company’s position to not record a current liability with respect to the above-described reimbursement obligation, the Company notes that JMP Group, which is a public company, has determined to expense the entire amount the Sales Load Payment as opposed to recording a receivable relating thereto.

2.
Comment: Assuming that no liability will need to be accrued at this time by the Company under ASC Topic 450 in connection with the above-described arrangement, please explain to us how the arrangement will be reflected in the Company’s financial statements.  Also, please provide us with the Company’s expectation as to when a liability relating thereto will be recorded in the Company’s financial statements.

U.S. Securities and Exchange Commission
April __, 2013

Response:  Other than disclosure of the arrangement in the notes to the Company’s financial statements, the arrangement will not be reflected in the Company’s financial statements until such time that the Company’s reimbursement obligation thereunder has become probable (i.e., is likely to occur).

Also, it is expected that the Company will record a liability relating to the reimbursement obligation if the Company meets or exceeds the 11% reimbursement return hurdle for one or more consecutive quarters and, based on its assessment of its business, the then-current business environment and other factors, the Company believes that it is likely to achieve similar results for the following quarters.  In any event, it is anticipated that the Company would record such a liability well in advance of its actual obligation to make any such reimbursement payment.

3.
Comment:  Please explain to us how the assumed offering amount reflected in the “Fees and Expenses” table relates to the above-described arrangement.  In this regard, we note that the affiliate of the Company’s investment adviser will pay a portion of the sales load in an amount that is the lesser of (i) $2.5 million or (ii) five-sixths of the total amount of the sales load.

Response:  The “Fees and Expenses” table in the Company’s Form N-2 registration statement assumes a $50 million offering amount.  If the Company raises $50 million or more in connection with its initial public offering, then the affiliate of the Company’s investment adviser will pay $2.5 million of the total sales load incurred in connection therewith.  If the Company raises less than $50 million in connection with its initial public offering, then the affiliate of the Company’s investment adviser will pay five-sixths of the total amount of the sales load (which will be an amount less than $2.5 million).

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas